Via EDGAR

October 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Marion Graham

Re:	Alpha Technology Group Limited Registration Statement on Form F-1, as amended File No. 333-273289 (the “Registration Statement”) Withdrawal Request for Acceleration

Ladies and Gentlemen:

We, as representatives of the underwriters (the “Representative”) hereby join in the request of Alpha Technology Group Limited (the “Registrant”), for the withdrawal of the request for acceleration, dated October 23, 2023, of the effective date of the Registration Statement on Form F-1, as amended (File No. 333-273289) that was requested to become effective at 4:30 p.m. Eastern Time, on October 24, 2023, or as soon thereafter as practicable.

We hereby respectfully withdraw this acceleration request at this time. The undersigned, as the Representative, confirms that it is aware of its obligations under the Securities Act.

Very truly yours,

PRIME NUMBER CAPITAL LLC

By:	/s/ Xiaoyan Jiang
Xiaoyan Jiang
Chief Executive Officer